UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MTR Gaming Group
--------------------------------------------------------------------------------
(Name of Issuer)

Common Shares, No Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

553769100
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
130 Turner Street, Building 3, Suite 600
Waltham, MA  02453
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

July 6, 2006
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

(Continued on following pages)

(Page 1 of 13 Pages)




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,373,400
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,373,400
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	1,373,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.99%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
SEE ITEM #5	(a) [ X ]
	(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,250,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,250,000
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	1,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.55%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,250,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,250,000
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	1,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.55%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ/Ontario Credit Opportunities Fund, L.P.
	98-0496663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		23,400
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		23,400
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	23,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.09%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP DDJ/Ontario Credit Opportunities, L.P.
	98-0496663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		23,400
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		23,400
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	23,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.09%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Credit Opportunities, Ltd.
	N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		23,400
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		23,400
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	23,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.09%
14	TYPE OF REPORTING PERSON *
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	David J. Breazzano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,599
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,599
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	22,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.08%
14	TYPE OF REPORTING PERSON *
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.		Security and Issuer.

	This Amendment No. 1 to Schedule 13D ("Amendment No. 1")
should be read in conjunction with the Schedule 13D dated December 12,
2005 ("Schedule 13D"), as filed with the Securities and Exchange
Commission by DDJ Capital Management, LLC, a Massachusetts limited
liability company, and certain affiliates.   This Amendment No. 1 amends
the Schedule 13D, only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

	The class of equity securities to which this Amendment No. 1 relates is the shares of common stock, par value $.00001 per share (the "Shares"), of MTR Gaming Group, Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer are MTR Gaming Group, Inc., State Route 2 South, P.O. Box 358, Chester, West Virginia 26034.

	This filing of this Amendment No. 1 is not, and should be deemed to be, an admission that the Schedule 13D, this Amendment No. 1 or any Amendment thereto is required to be filed.

Item 2.		Identity and Background.

        Paragraphs (a)-(c) of Item 2 are deleted in their entirety and amended as set forth below:

        (a) (b) and (c) 	This statement is being filed jointly by DDJ Capital
Management, LLC ("DDJ"), a Massachusetts limited liability company; The
October Fund, Limited Partnership (the "October Fund"), a Massachusetts
limited partnership; October G.P., LLC ("October GP"), a Delaware limited liability company; DDJ/Ontario Credit Opportunities Fund, L.P. ("Credit
Opportunities Fund"), a Bermuda limited partnership; GP DDJ/Ontario
Credit Opportunities, L.P. ("GP Credit Opportunities L.P."), a Bermuda
limited partnership; GP Credit Opportunities, Ltd. ("GP Credit
Opportunities Ltd."), a Bermuda limited liability company; and David J.
Breazzano.  DDJ is principally engaged in the business of providing investment management and advisory services to certain funds and accounts, including the October Fund and Credit Opportunities Fund.  DDJ is also the investment manager of an account for an institutional investor (the
"Account").  GP Credit Opportunities L.P. is the general partner of, and
DDJ is the investment manager for, Credit Opportunities Fund.  GP Credit
Opportunities Ltd. is the general partner of GP Credit Opportunities L.P.
Each of October Fund, October GP, Credit Opportunities Fund, GP Credit
Opportunities L.P., GP Credit Opportunities Ltd., the Account and Mr.
Breazzano shall be referred to herein as the "DDJ Affiliates."

        The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers of DDJ are set forth on Exhibit A hereto.

	With respect to this Amendment No. 1, 1,250,000 Shares are owned beneficially by October Fund, 23,400 Shares are owned beneficially by Credit Opportunities Fund, 100,000 shares are owned beneficially by the Account, and 22,599 Shares are owned beneficially by Mr. Breazzano in his individual capacity.

Item 3.		Source and Amount of Funds or Other Consideration.

        Item 3 is deleted in its entirety and amended as set forth below.

        The aggregate purchase price of the 1,250,000 Shares owned by October Fund was $11,789,271.87, inclusive of brokerage commissions.

        The aggregate purchase price of the 23,400 Shares owned by Credit Opportunities Fund was $216,728.91, inclusive of brokerage commissions.

        The aggregate purchase price of the 100,000 Shares owned by the Account was $954,790.00, inclusive of brokerage commissions.

        The aggregate purchase price of the 22,599 Shares owned by Mr. Breazzano was $190,544.75, inclusive of brokerage commissions.

        Each of the October Fund, Credit Opportunities Fund, the Account (together, the "DDJ Funds") and Mr. Breazzano used its or his own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.		Purpose of Transaction.

	Item 4 is deleted in its entirety and amended as set forth below.

        The Shares beneficially owned by the DDJ Funds described herein were purchased in pursuit of a specified investment objectives established by the investors with respect to each such DDJ Fund. DDJ and the DDJ
Affiliates may continue to have the DDJ Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the DDJ Funds. The Shares beneficially owned by Mr. Breazzano described herein were purchased for his personal account.

	DDJ and the DDJ Affiliates intend to review continuously the equity position of the DDJ Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither DDJ nor the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

Item 5.		Interest in Securities of the Issuer.

	Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

        (a)	The October Fund beneficially owns, and October GP and
DDJ beneficially own as general partner and investment manager, respectively, of the October Fund, 1,250,000 Shares, or approximately 4.55% of the outstanding Shares of the Company. The Credit Opportunities Fund beneficially owns, and GP Credit Opportunities L.P., GP Credit Opportunities Ltd. and DDJ beneficially own as general partner, general partner of GP Credit Opportunities L.P., and investment manager, respectively, of the Credit Opportunities Fund, 23,400 Shares, or approximately 0.09% of the outstanding Shares of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 100,000 Shares, or approximately 0.36% of the outstanding Shares of the Company. Mr. Breazzano beneficially owns 22,599 Shares, or approximately .08% of the outstanding Shares of the Company.
Accordingly, in the aggregate, DDJ, together with Mr. Breazzano's holdings, may be deemed to be the beneficial owner of 1,395,999 Shares, or approximately 5.07% of the outstanding Shares of the Company.

Item 7.		Material to be Filed as Exhibits.

	The following documents are filed as exhibits to this Schedule 13D:

Annex 1	Information With Respect to Transactions of Shares
During the Past 60 Days
Exhibit A	Business Address and Principal Occupation of DDJ
and DDJ Affiliates
Exhibit B	Joint Filing Agreement



SIGNATURES

        After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:  July 17, 2006

DDJ CAPITAL MANAGEMENT,
LLC

/s/ David J. Breazzano
Signature

David J. Breazzano, Member
Name/Title


THE OCTOBER FUND, LIMITED
PARTNERSHIP

By:  October G.P., LLC, its General
Partner
By:  DDJ Capital Management,
LLC, Manager

/s/ David J. Breazzano
Signature

David J. Breazzano, Member
Name/Title


OCTOBER G.P., LLC

By:  DDJ Capital Management,
LLC, Manager

/s/ David J. Breazzano
Signature

David J. Breazzano, Member
Name/Title


DDJ/ONTARIO CREDIT
OPPORTUNITIES FUND, L.P.

By:  GP DDJ/Ontario Credit
Opportunities, L.P, its General
Partner

By:  GP Credit Opportunities, Ltd.

/s/ David J. Breazzano
Signature

David J. Breazzano, Director
Name/Title


DDJ/ONTARIO CREDIT
OPPORTUNITIES, L.P.

By:  GP Credit Opportunities, Ltd.

/s/ David J. Breazzano
Signature

David J. Breazzano, Director
Name/Title


GP CREDIT OPPORTUNITIES,
LTD.

/s/ David J. Breazzano
Signature

David J. Breazzano, Director
Name/Title


DAVID J. BREAZZANO

/s/ David J. Breazzano
Signature


Annex 1

Information With Respect to Transactions of Shares During the Past 60
Days


DDJ/Ontario Credit Opportunities Fund, L.P.

Date
Transaction(1)
Shares
Price/Share ($)(2)
06/30/06
Purchase
10,000
$9.43
07/06/06
Purchase
6,756
$9.18
07/07/06
Purchase
3,244
$9.18
07/11/06
Purchase
3,400
$9.03


Account

Date
Transaction(1)
Shares
Price/Share ($)(2)
06/29/06
Purchase
100,000
$9.55

(1) All purchases/sales were effected through open market or privately negotiated transactions.
(2)  Inclusive of brokerage commissions.



Exhibit A

Business Address and Principal Occupation of DDJ and DDJ Affiliates

        The business address of each person and the address of the corporation or organization in which such employment is conducted is 130 Turner Street, Building 3, Suite 600, Waltham, MA 02453. The name and present principal occupation or employment of each member of DDJ Capital Management, LLC and the DDJ Affiliates are set forth below. Mr. Breazzano and Ms. Mencher are U. S. citizens.


NAME	PRINCIPAL OCCUPATION OR
EMPLOYMENT
=====
	================================
=======

David J. Breazzano	Member of DDJ Capital Management, LLC,
October GP and GP Credit Opportunities, L.P.

Judy K. Mencher	Member of DDJ Capital Management, LLC,
October GP and GP Credit Opportunities, L.P.




Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of July 17, 2006.

	DDJ CAPITAL
MANAGEMENT, LLC

/s/ David J. Breazzano
Signature

David J. Breazzano, Member
Name/Title


THE OCTOBER FUND,
LIMITED PARTNERSHIP

By:  October G.P., LLC, its
General Partner
By:  DDJ Capital Management,
LLC, Manager

/s/ David J. Breazzano
Signature

David J. Breazzano, Member
Name/Title


OCTOBER G.P., LLC

By:  DDJ Capital Management,
LLC, Manager

/s/ David J. Breazzano
Signature

David J. Breazzano, Member
Name/Title


DDJ/ONTARIO CREDIT
OPPORTUNITIES FUND, L.P.

By:  GP DDJ/Ontario Credit
Opportunities, L.P, its General
Partner

By:  GP Credit Opportunities, Ltd.

/s/ David J. Breazzano
Signature

David J. Breazzano, Director
Name/Title


DDJ/ONTARIO CREDIT
OPPORTUNITIES, L.P.

By:  GP Credit Opportunities, Ltd.

/s/ David J. Breazzano
Signature

David J. Breazzano, Director
Name/Title


GP CREDIT OPPORTUNITIES,
LTD.

/s/ David J. Breazzano
Signature

David J. Breazzano, Director
Name/Title


DAVID J. BREAZZANO

/s/ David J. Breazzano
Signature

SCHEDULE 13D/A
CUSIP NO. 553769100	PAGE 19 OF 13 PAGES